Exhibit 99.3

West Fraser Timber Co. Ltd.

Consolidated Financial Statements

December 31, 2020 and 2019

RESPONSIBILITY OF MANAGEMENT

The management of West Fraser Timber Co. Ltd. (“West Fraser”, “we”, “us” or “our”) is responsible for the preparation, integrity, objectivity and reliability of the consolidated financial statements. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and necessarily include amounts that represent the best estimates and judgments of management.

We maintain a system of internal controls over financial reporting that encompasses policies, procedures and controls to provide reasonable assurance that assets are safeguarded against loss or unauthorized use, transactions are executed and recorded with appropriate authorization and financial records are accurate and reliable.

Our independent auditor, which is appointed by the shareholders upon the recommendation of the Audit Committee and the Board of Directors, has completed its audit of the consolidated financial statements in accordance with generally accepted auditing standards in Canada and its report follows.

The Board of Directors provides oversight to the financial reporting process through its Audit Committee, which is comprised of four Directors, none of whom is an officer or employee of West Fraser. The Audit Committee meets regularly with representatives of management and of the auditor to review the consolidated financial statements and matters relating to the audit. The auditor has full and free access to the Audit Committee. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for issuance to the shareholders.

/s/ Raymond Ferris	/s/ Chris Virostek

Raymond Ferris President and Chief Executive Officer	Chris Virostek Vice-President, Finance and Chief Financial Officer

February 11, 2021

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of West Fraser Timber Co. Ltd.

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of West Fraser Timber Co. Ltd. and its subsidiaries (together, the Company) as at December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS).

What we have audited

The Company’s consolidated financial statements comprise:

•	the consolidated balance sheets as at December 31, 2020 and 2019;

•	the consolidated statements of earnings and comprehensive earnings for the years then ended;

•	the consolidated statements of changes in shareholders’ equity for the years then ended;

•	the consolidated statements of cash flows for the years then ended; and

•	the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2020. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter

Valuation of plan assets and post-retirement defined benefit pension plan assets and obligations

Refer to note 8, Other assets, note 10 Other liabilities and note 12, Post-retirement benefits to the consolidated financial statements.

As at December 31, 2020, total defined benefit plan assets were valued at $1,503 million and total defined benefit obligations were $1,837 million. Management records a post-retirement asset or liability for the Company’s defined benefit pension plans by netting the plan assets with the plan obligations on a plan-by-plan basis.

Plan assets are recorded at their fair value at each balance sheet date and plan obligations are recorded at the present value of estimated expected benefit payments. Cash outflows are discounted using market yields from high quality corporate bonds.

In determining the post-retirement benefit obligations, the key assumptions used by management included the discount rate, employee service periods, compensation escalation rates, expected retirement ages of employees, mortality rates, and expected health-care costs. These assumptions were reviewed with management’s independent actuaries (management’s experts).

We considered this a key audit matter due to the subjectivity and complexity in applying audit procedures relating to the key assumptions applied by management, including the use of management’s experts, in determining the valuation of plan assets and post-retirement pension obligations. We were also assisted by a professional with specialized skill and knowledge in performing our procedures.

Our approach to addressing the matter involved the following procedures, among others:

•  Confirmed, on a sample basis, investments held by custodians of the pension plans.

•  Compared on a sample basis the fair value of pension plan assets to market rates for equity investments or audited fund statements for fixed income and all other investments.

•  The work of management’s experts was used in performing the procedures to evaluate the reasonableness of the post-retirement pension obligations. As a basis for using this work, management’s experts’ competence, capability and objectivity were evaluated, their work performed was understood and the appropriateness of their work as audit evidence was evaluated by considering the relevance and reasonableness of the methods, assumptions and findings.

•  Assessed the reliability of employee data used by management’s experts in determining the value of post-retirement pension obligations by comparing it on a sample basis to employee contracts.

•  Utilized a professional with specialized skill and knowledge in the field of actuarial valuation who assisted us in satisfying ourselves that the assumptions used in the calculation of the defined benefit obligations, including discount rates, employee service periods, compensation escalation rates, expected retirement ages of employees, mortality rates and expected health-care costs, were reasonable, taking into account the specifics of each post-retirement pension plan.

Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is John Bunting.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, British Columbia

Canada

February 11, 2021

West Fraser Timber Co. Ltd.

Consolidated Balance Sheets

As at December 31, 2020 and 2019

(in millions of Canadian dollars, except where indicated)

	2020	2019
Assets

Current assets
Cash and short-term investments	$587	$16
Receivables (note 22)	353	258
Income taxes receivable	10	135
Inventories (note 4)	735	729
Prepaid expenses	16	9

	1,701	1,147
Property, plant and equipment (note 5)	2,110	2,140
Timber licences (note 6)	473	493
Goodwill and other intangibles (note 7)	753	772
Export duty deposits (note 25)	227	80
Other assets (note 8)	44	26
Deferred income tax assets (note 17)	12	10

	$5,320	$4,668

Liabilities

Current liabilities
Cheques issued in excess of funds on deposit	$—	$16
Operating loans (note 11)	—	374
Payables and accrued liabilities (note 9)	495	396
Current portion of long-term debt (note 11)	10	10
Current portion of reforestation and decommissioning obligations (note 10)	44	41
Income taxes payable	124	—

	673	837
Long-term debt (note 11)	637	650
Other liabilities (note 10)	519	454
Deferred income tax liabilities (note 17)	336	253

	2,165	2,194

Shareholders’ Equity
Share capital (note 13)	484	483
Accumulated other comprehensive earnings	105	132
Retained earnings	2,566	1,859

	3,155	2,474

	$5,320	$4,668

Approved by the Board of Directors

/s/ Reid Carter	/s/ Robert L. Phillips

Reid Carter Director	Robert L. Phillips Lead Director

West Fraser Timber Co. Ltd.

Consolidated Statements of Earnings and Comprehensive Earnings

For the years ended December 31, 2020 and 2019

(in millions of Canadian dollars, except where indicated)

	2020	2019
Sales	$5,850	$4,877

Costs and expenses
Cost of products sold	3,434	3,652
Freight and other distribution costs	709	713
Export duties, net (note 25)	79	162
Amortization	272	259
Selling, general and administration	247	211
Equity-based compensation (note 14)	11	6
Restructuring and impairment charges	—	33

	4,752	5,036

Operating earnings	1,098	(159)

Finance expense, net (note 15)	(37)	(49)
Other (note 16)	(19)	(11)

Earnings before tax	1,042	(219)
Tax recovery (provision) (note 17)	(266)	69

Earnings	$776	$(150)

Earnings per share (dollars) (note 19)
Basic	$11.30	$(2.18)
Diluted	$11.30	$(2.34)

Comprehensive earnings
Earnings	$776	$(150)
Other comprehensive earnings
Translation loss on foreign operations[1]	(27)	(38)
Actuarial loss on post-retirement benefits[2]	(14)	(99)

Comprehensive earnings	$735	$(287)

1.	Recycled through earnings in the event of a disposal in net investment in foreign operations.
2.	Adjusted through retained earnings. Net of tax recovery of $4 million (2019 - $33 million).

West Fraser Timber Co. Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2020 and 2019

(in millions of Canadian dollars, except where indicated)

	Share capital
	Number of shares	Amount	Translation of foreign operations	Retained earnings	Total Equity
Balance - December 31, 2018	69,818,838	$491	$170	$2,235	$2,896
Changes in Shareholders’ Equity for 2019
Translation loss on foreign operations	—	—	(38)	—	(38)
Actuarial loss on post-retirement benefits	—	—	—	(99)	(99)
Issuance of Common shares	22,329	1	—	—	1
Repurchase of Common shares	(1,178,400)	(9)	—	(72)	(81)
Earnings for the year	—	—	—	(150)	(150)
Dividends[1]	—	—	—	(55)	(55)

Balance - December 31, 2019	68,662,767	$483	$132	$1,859	$2,474

Changes in Shareholders’ Equity for 2020
Translation loss on foreign operations	—	—	(27)	—	(27)
Actuarial loss on post-retirement benefits	—	—	—	(14)	(14)
Issuance of Common shares	15,855	1	—	—	1
Earnings for the year	—	—	—	776	776
Dividends[1]	—	—	—	(55)	(55)

Balance - December 31, 2020	68,678,622	$484	$105	$2,566	$3,155

1.	Represents dividends declared of $0.80 per share for 2020 and $0.80 per share for 2019.

West Fraser Timber Co. Ltd.

Consolidated Statements of Cash Flows

For the years ended December 31, 2020 and 2019

(in millions of Canadian dollars, except where indicated)

	2020	2019
Cash provided by operations
Earnings	$776	$(150)
Adjustments
Amortization	272	259
Restructuring and impairment charges	—	33
Restructuring charges paid	—	(7)
Finance expense, net	37	49
Foreign exchange loss on long-term financing	1	3
Foreign exchange loss on long-term duty deposits	5	4
Export duty deposits (note 25)	(136)	(5)
Post-retirement expense	100	80
Contributions to post-retirement benefit plans	(66)	(85)
Tax provision (recovery)	266	(69)
Income taxes received (paid)	59	(62)
Other	(1)	—
Changes in non-cash working capital
Receivables	(106)	70
Inventories	(9)	51
Prepaid expenses	(7)	5
Payables and accrued liabilities	104	(61)

	1,295	115

Cash provided by (used for) financing
Proceeds from (repayment of) operating loans	(377)	314
Finance expense paid	(41)	(43)
Dividends	(55)	(55)
Repurchase of Common shares	—	(81)
Other	(3)	(5)

	(476)	130

Cash used for investing
Additions to capital assets	(241)	(410)
Government assistance	5	5
Proceeds from disposal of capital assets	14	14

	(222)	(391)

Change in cash	597	(146)
Foreign exchange effect on cash	(10)	(1)
Cash - beginning of year	—	147

Cash - end of year	$587	$—

Cash consists of
Cash and short-term investments	$587	$16
Cheques issued in excess of funds on deposit	—	(16)

	$587	$—

West Fraser Timber Co. Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(figures are in millions of Canadian dollars, except where indicated)

1.    Nature of operations

West Fraser Timber Co. Ltd. (“West Fraser”, the “Company” or “we”, “us” or “our”) is a diversified wood products company producing lumber, LVL, MDF, plywood, pulp, newsprint, wood chips, other residuals and energy with facilities in western Canada, and the southern United States. Our executive office is located at 858 Beatty Street, Suite 501, Vancouver, British Columbia (“B.C.”). West Fraser was formed by articles of amalgamation under the Business Corporations Act (British Columbia) and is registered in B.C., Canada. Our Common shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol WFT.

As disclosed in our subsequent event note 26, on February 1, 2021, West Fraser completed the acquisition of Norbord Inc. (the “Acquisition”), listed its shares on the New York Stock Exchange (“NYSE”) and began trading under the symbol WFG. At the same time, the symbol on the TSX was also changed to WFG.

2.    Basis of presentation

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and were approved by our Board of Directors on February 11, 2021.

Our consolidated financial statements have been prepared under the historical cost basis, except for certain items as discussed in the applicable accounting policies.

Accounting policies that relate to the consolidated financial statements as a whole are incorporated in this note. Where an accounting policy is applicable to a specific note disclosure, the policy is described within the respective note.

Accounting policies

Basis of consolidation

These consolidated financial statements include the accounts of West Fraser and its wholly-owned subsidiaries after the elimination of intercompany transactions and balances. Principal operating subsidiaries are West Fraser Mills Ltd., West Fraser, Inc., West Fraser Wood Products Inc., West Fraser Southeast, Inc., Blue Ridge Lumber Inc., Sundre Forest Products Inc., Manning Forest Products Ltd. and West Fraser Newsprint Ltd.

Our 50%-owned joint operations, Alberta Newsprint Company and Cariboo Pulp & Paper Company, are accounted for by recognizing our share of the assets and liabilities, revenues and expenses related to these joint operations.

Use of estimates and judgments

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. It also requires management to exercise judgment in the process of applying accounting policies. Significant areas requiring estimates include recoverability of long-lived assets and goodwill, export duty deposits related to the softwood lumber dispute, fair value of derivatives, reforestation and decommissioning obligations, employee future benefits, equity-based compensation, income taxes and litigation. Actual amounts could differ materially from these and other estimates, the impact of which would be recorded in future periods. Management uses judgments and assumptions in assessing potential indicators of impairment, determining the appropriate cash generating unit level used in impairment testing and determining the accounting treatment for certain investments where we own less than 100% of the entity.

Impact of coronavirus (“COVID-19”)

Given the ongoing and dynamic nature of the COVID-19 outbreak, it is challenging to predict the impact on our Company. The extent of such impact will depend on future developments, which are highly uncertain, including the resurgence of COVID-19 as restrictions are eased or lifted, new information that may emerge concerning the spread and severity of COVID-19, and actions taken to address its impact, among others. It is difficult to predict how this virus may affect our business in the future, including its effect (positive or negative; long or short term) on the demand and price for our products. It is possible that COVID-19, particularly if it has a prolonged duration, could have a material adverse effect on our supply chain, market pricing, customer demand, and distribution networks. These factors may further impact our operating plans, business, financial condition, liquidity, and operating results, which would, in turn, affect our estimates, including the valuation of inventories, allowance for expected credit losses, fair value measurements, the valuation of long-lived assets, and cash flow projections used for impairment testing. Actual results may materially differ from these estimates.

Revenue recognition

Revenue is derived primarily from product sales and is recognized when a customer obtains control over the goods. For most of our sales, control is obtained by the customer when the product is loaded on a common carrier at our mill. Some of our revenue is recognized when the product is delivered to the customer or when it is loaded on an ocean carrier. The amount of revenue recognized is net of our estimate for early payment discounts and volume rebates.

Revenue includes charges for freight, handling, countervailing and antidumping duties. The costs related to these revenues are recorded in freight and other distribution costs and export duties.

Foreign currency translation

The consolidated financial statements are presented in Canadian dollars, which was determined to be the functional currency of the Company and its Canadian subsidiaries.

Translation of other foreign currency balances and transactions

Monetary assets and liabilities denominated in foreign currencies, including long-term financing, are translated at the period-end exchange rate. Income and expense items are translated at the average or transaction date exchange rates during the reporting period. The resulting translation gains or losses are included in other income.

U.S. operations

Assets and liabilities of our U.S. operations have a functional currency of U.S. dollars and are translated at the period-end exchange rate. Revenues and expenses are translated at average exchange rates during the reporting period. The resulting unrealized translation gains or losses are included in other comprehensive earnings.

Cash and short-term investments

Cash and short-term investments consist of cash on deposit and short-term interest-bearing securities maturing within three months of the date of purchase.

Impairment of long-lived assets

We review property, plant, equipment, timber licences, goodwill and other intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. For the purpose of impairment testing, assets are separated into cash generating units (“CGUs”). We have identified each of our mills as a CGU for impairment testing of property, plant, equipment and other intangibles unless there is economic interdependence of CGUs, in which case they are grouped for impairment testing. Timber licences and goodwill are tested for impairment by combining CGUs within the economic area of the related assets. We perform an annual test for goodwill impairment.

Recoverability is assessed by comparing the carrying amount of the CGU or grouped CGUs to the discounted estimated net future cash flows the assets are expected to generate. If the carrying amount exceeds the discounted estimated net future cash flows, the assets are written down to the higher of fair value less cost to sell and value-in-use (being the present value of the estimated net future cash flows of the relevant asset or CGU).

Goodwill impairment is assessed by comparing the fair value of its CGU to the underlying carrying amount of the CGU’s net assets, including goodwill. When the carrying amount of the CGU exceeds its fair value, the fair value of the CGU’s goodwill is compared with its carrying amount. An impairment loss is recognized for any excess of the carrying value of goodwill over its fair value.

Estimated net future cash flows are based on several assumptions concerning future circumstances including selling prices of products, U.S./Canadian dollar exchange rates, production rates, input costs and capital requirements. The estimated net future cash flows are discounted at rates reflective of market risk.

Where an impairment loss for long-lived assets, other than goodwill, subsequently reverses, the carrying amount of the asset or CGU is increased to the lesser of the revised estimate of its recoverable amount and the carrying amount that would have been recorded had no impairment loss been previously recognized. Goodwill impairment losses cannot be reversed.

Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. For financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurement are observable and the significance of the inputs. Our fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.

The three levels of the fair value hierarchy are:

Level 1

Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2

Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3

Values based on prices or valuation techniques that require inputs which are both unobservable and significant to the overall fair value measurement.

3.    Accounting standards, amendments and interpretations issued but not yet applied

In August 2020, the International Accounting Standards Board issued Interest Rate Benchmark Reform Phase 2, which amends various standards requiring interest rates or interest rate calculations. The amendments provide guidance on financial reporting after the London Inter-bank Offered Rate (“LIBOR”) reform, including its replacement with alternative benchmark rates. The amendments are effective for annual periods beginning on or after January 1, 2021. These amendments will not have a significant impact on our financial statements.

There are no other standards or amendments or interpretations to existing standards issued but not yet effective which are expected to have a material impact on our consolidated financial statements.

4.    Inventories

Accounting policies

Inventories of manufactured products, logs and other raw materials are valued at the lower of average cost and net realizable value. Processing materials and supplies are valued at the lower of average cost and replacement cost.

Supporting information

	2020	2019
Manufactured products	$343	$341
Logs and other raw materials	240	226
Processing materials and supplies	152	162

	$735	$729

Inventories at December 31, 2020 were subject to a valuation reserve of $3 million (December 31, 2019 - $39 million) to reflect net realizable value being lower than cost.

The carrying amount of inventory recorded at net realizable value was $27 million at December 31, 2020 (December 31, 2019 - $182 million), with the remaining inventory recorded at cost.

5.    Property, plant and equipment

Accounting policies

Property, plant and equipment are stated at historical cost, less accumulated amortization and impairment losses. Expenditures for additions and improvements are capitalized. Borrowing costs are capitalized when the asset construction period exceeds 12 months and the borrowing costs are directly attributable to the asset. Expenditures for maintenance and repairs are charged to earnings. Upon retirement, disposal or destruction of an asset, the cost and related amortization are removed from the accounts and any gain or loss is included in earnings.

Property, plant and equipment are amortized on a straight-line basis over their estimated useful lives as follows:

Buildings	10 - 30 years
Manufacturing plant, equipment and machinery	6 - 20 years
Fixtures, mobile and other equipment	3 - 10 years
Roads and bridges	Not exceeding 40 years
Major maintenance shutdowns	12 to 36 months

Construction-in-progress includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use. Construction-in-progress is not depreciated. Once the asset is complete and available for use, the costs of construction are transferred to the appropriate category of property, plant and equipment, and depreciation commences.

Supporting Information

	Manufacturing plant, equipment and machinery	Construction- in-progress	Roads and bridges	Other	Total
As at December 31, 2018	$1,778	$187	$47	$44	$2,056
Additions	222	180	20	1	423
Amortization[1]	(220)	—	(16)	—	(236)
Impairment[2]	(23)	—	—	—	(23)
Foreign exchange	(37)	(6)	—	(1)	(44)
Disposals	(1)	—	—	(1)	(2)
Transfers	144	(178)	—	—	(34)

As at December 31, 2019	$1,863	$183	$51	$43	$2,140

As at December 31, 2019
Cost	$4,604	$183	$160	$50	$4,997
Accumulated amortization	(2,741)	—	(109)	(7)	(2,857)

Net	$1,863	$183	$51	$43	$2,140

As at December 31, 2019	$1,863	$183	$51	$43	$2,140
Additions	157	63	14	—	234
Amortization[1]	(222)	—	(17)	—	(239)
Foreign exchange	(19)	(4)	—	(1)	(24)
Disposals	(1)	—	—	—	(1)
Transfers	67	(67)	—	—	—

As at December 31, 2020	$1,845	$175	$48	$42	$2,110

As at December 31, 2020
Cost	$4,759	$175	$169	$49	$5,152
Accumulated amortization	(2,914)	—	(121)	(7)	(3,042)

Net	$1,845	$175	$48	$42	$2,110

1.	Amortization of $235 million relates to cost of products sold and $4 million relates to selling, general and administration expense (2019 - $232 million and $4 million, respectively).
2.	Relates to the asset impairment of our Chasm, B. C. lumber mill and other B.C. lumber mill assets.

6.    Timber licences

Accounting policies

Timber licences, which are renewable or replaceable, are stated at historical cost, less accumulated amortization and impairment losses. Amortization is provided on a straight-line basis over their estimated useful lives of 40 years.

Supporting information

Timber licences
As at December 31, 2018	$513
Amortization[1]	(20)

As at December 31, 2019	$493

As at December 31, 2019
Cost	$800
Accumulated amortization	(307)

Net	$493

As at December 31, 2019	$493
Amortization[1]	(20)

As at December 31, 2020	$473

As at December 31, 2020
Cost	$800
Accumulated amortization	(327)

Net	$473

1.	Amortization relates to cost of products sold.

7.    Goodwill and other intangibles

Accounting policies

Goodwill represents the excess purchase price paid for a business acquisition over the fair value of the net assets acquired. Goodwill is not amortized but is subject to an annual impairment test, which is performed in the fourth quarter of each year. An additional impairment test is conducted if events or circumstances indicate that goodwill may be impaired.

Other intangibles are stated at historical cost less accumulated amortization and impairments. Other intangibles include software which is amortized over periods of up to five years and non-replaceable finite term timber rights which are amortized as the related timber is logged.

Supporting information

	Goodwill	Other	Total
As at December 31, 2018	$743	$24	$767
Additions	—	7	7
Amortization[1]	—	(3)	(3)
Foreign exchange	(23)	—	(23)
Disposals	—	(10)	(10)
Transfers	—	34	34

As at December 31, 2019	$720	$52	$772

As at December 31, 2019
Cost	$720	$79	$799
Accumulated amortization	—	(27)	(27)

Net	$720	$52	$772

As at December 31, 2019	$720	$52	$772
Additions	—	3	3
Amortization[1]	—	(13)	(13)
Foreign exchange	(9)	—	(9)

As at December 31, 2020	$711	$42	$753

As at December 31, 2020
Cost	$711	$81	$792
Accumulated amortization	—	(39)	(39)

Net	$711	$42	$753

1.	Amortization of $2 million relates to cost of products sold and $11 million relates to selling, general and administration expense (2019 - $1 million and $2 million, respectively).

Goodwill

We have attributed $218 million of goodwill to a CGU made up of our Canadian lumber operations, $447 million of goodwill to a CGU made up of our U.S. lumber operations and $46 million of goodwill to a CGU made up of our plywood and LVL operations.

For the purpose of the 2020 impairment test of goodwill, the fair value of CGUs has been determined based on value-in-use calculations using a discount rate of 8.5%. These calculations are approved by management and use cash flow projections based on a forecast of 2021 to 2023 and trend level earnings for subsequent years. Assumptions were developed by management based on industry sources after taking into account management’s best estimates. No impairment on goodwill has been recognized.

8.    Other assets

	2020	2019
Post-retirement (note 12)	$6	$6
Other	38	20

	$44	$26

9.    Payables and accrued liabilities

	2020	2019
Trade accounts	$275	$239
Equity-based compensation	66	33
Compensation	78	55
Export duties	17	18
Dividends	14	14
Interest	5	5
Other	40	32

	$495	$396

10.    Other liabilities

	2020	2019
Post-retirement (note 12)	$376	$314
Long-term portion of reforestation	74	74
Long-term portion of decommissioning	31	31
Interest swap contracts (note 11)	8	3
Other	30	32

	$519	$454

Reforestation and decommissioning obligations

Reforestation and decommissioning obligations relate to our responsibility for reforestation under various timber licences and our obligations related to landfill closure and other site remediation costs.

Accounting policies

Reforestation obligations are measured at the present value of the expenditures expected to be required to settle the obligations and are accrued and charged to earnings when timber is harvested. The reforestation obligation is reviewed at least annually, and changes to estimates are credited or charged to earnings.

We record the present value of a liability for decommissioning obligations in the period that a reasonable estimate can be made. The present value of the liability is added to the carrying amount of the associated asset and amortized over its useful life or, if there is no associated asset, it is expensed. Decommissioning obligations are reviewed annually and changes to estimates result in an adjustment of the carrying amount of the associated asset or, where there is no asset, they are credited or charged to earnings.

Reforestation and decommissioning obligations are discounted at the risk-free rate at the balance sheet date and accreted over time through periodic charges to earnings. The liabilities are reduced by actual costs of settlement.

Supporting information

	Reforestation		Decommissioning
	2020	2019	2020	2019
Beginning of year	$114	$115	$32	$29
Liabilities recognized	53	48	3	2
Liabilities settled	(57)	(53)	(3)	(1)
Change in estimates	2	4	5	2

End of year	112	114	37	32
Less: current portion	(38)	(40)	(6)	(1)

	$74	$74	$31	$31

The total undiscounted amount of the estimated cash flows required to satisfy these obligations is $152 million (2019 - $159 million). The cash flows have been discounted using interest rates ranging from 0.20% to 0.39% (2019 - 1.68% to 1.69%).

The timing of the reforestation payments is based on the estimated period required to attain free to grow status in a given area, which is generally between 12 to 15 years. Payments relating to landfill closures and site remediation are expected to occur over periods ranging up to 45 years.

11.    Operating loans and long-term debt

Accounting policies

Transaction costs related to debt financing or refinancing are deferred and amortized over the life of the associated debt. When our operating loan is undrawn, the related deferred financing costs are recorded in other assets.

Supporting information

Operating loans

Our revolving lines of credit consist of an $850 million committed revolving credit facility which matures August 2024, a $150 million committed revolving credit facility which matures April 2022, a $32 million (US$25 million) demand line of credit dedicated to our U.S. operations and an $8 million demand line of credit dedicated to our jointly-owned newsprint operation.

At December 31, 2020, our revolving credit facilities were undrawn and the associated deferred financing costs of $3 million were recorded in other assets. At December 31, 2019, $374 million (net of deferred financing costs of $3 million) was drawn under our revolving credit facilities.

Interest on the facilities is payable at floating rates based on Prime, Base Rate Advances, Bankers’ Acceptances or LIBOR Advances at our option.

In addition, we have credit facilities totalling $129 million dedicated to letters of credit, of which US$15 million is dedicated to our U.S. operations. Letters of credit in the amount of $64 million (December 31, 2019 - $61 million) were supported by these facilities.

All debt is unsecured except the $8 million 50%-owned newsprint operation demand line of credit, which is secured by that operation’s current assets.

As disclosed in our subsequent event note 26, on February 1, 2021, concurrent with the closing of the Acquisition, we completed various administrative amendments to our $850 million committed revolving credit facility and our US$200 million term loan. The $150 million committed revolving credit facility was replaced with a US$450 million committed revolving credit facility due April 2024.

Long-term debt

	2020	2019
US$300 million senior notes due October 2024; interest at 4.35%	$382	$390
US$200 million term loan due August 2024; floating interest rate	255	260
US$8 million note payable due March 2021; interest at 2%	10	10
Notes payable	3	3

	650	663
Less: deferred financing costs	(3)	(3)
Less: current portion	(10)	(10)

	$637	$650

Required principal repayments are disclosed in note 22.

Interest rate swap contracts

On March 9, 2020, we extended the duration of our interest rate swap with a notional amount of US$100 million from August 2022 to August 2024, resulting in a change to the fixed interest rate on the swap from 2.47% to 1.78% through August of 2024. We continue to receive a floating interest rate equal to 3-month LIBOR over the duration. The result is a fixed interest rate of 2.47% for the period of May 28, 2019 to February 25, 2020, and 1.78% for the period of February 25, 2020 to August 25, 2024. On April 15, 2020, we entered into additional interest rate swaps for another notional amount of US$100 million. Under the agreements, we pay a combined fixed interest rate of 0.51% and receive a floating interest rate equal to 3-month LIBOR.

The fair value of the interest rate swap contracts at December 31, 2020 is a liability of $8 million (December 31, 2019 - liability of $3 million). The 2020 impact of the change in fair value of these contracts is a $5 million loss (2019 - $3 million loss) which was recorded in other income.

12.    Post-retirement benefits

We maintain defined benefit and defined contribution pension plans covering a majority of our employees. The defined benefit plans generally do not require employee contributions and provide a guaranteed level of pension payable for life based either on length of service or on earnings and length of service, and in most cases do not increase after commencement of retirement.

The defined benefit pension plans are operated in Canada and the U.S. under broadly similar regulatory frameworks. The majority are funded arrangements where benefit payments are made from plan assets which are held in trust. Responsibility for the governance of the plans, including investment and contribution decisions, resides with our Retirement Committees which report to the Human Resources & Compensation Committee of the Board of Directors. For the registered defined benefit pension plans, regulations set minimum requirements for contributions for benefit accruals and the funding of deficits.

Accounting policies

We record a post-retirement asset or liability for our employee defined benefit pension and other retirement benefit plans by netting our plan assets with our plan obligations, on a plan-by-plan basis.

The cost of defined benefit pensions and other retirement benefits earned by employees is actuarially determined using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using market yields from high quality corporate bonds with cash flows that approximate expected benefit payments at the balance sheet date. Plan assets are valued at fair value at each balance sheet date.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive earnings in the period in which they arise.

Past service costs arising from plan amendments are recognized immediately.

The finance amount on net post-retirement balances is classified as finance expense.

For defined contribution plans, pension expense is the amount of contributions we are required to make in respect of services rendered by employees.

Supporting information

The actual return on plan assets for 2020 is a gain of $127 million (2019 - $166 million). The total pension expense for the defined benefit pension plans is $93 million (2019 - $68 million). In 2020, we made contributions to our defined benefit pension plans of $48 million (2019 - $66 million). We expect to make cash contributions of approximately $44 million to our defined benefit pension plans during 2021 based on the most recent valuation report for each pension plan. We also provide group life insurance, medical and extended health benefits to certain employee groups, for which we contributed $2 million in 2020 (2019 - $2 million).

The total pension expense and funding contributions for the defined contribution pension plans is $16 million (2019 - $17 million).

The status of the defined benefit pension plans and other retirement benefit plans, in aggregate, is as follows:

	Defined benefit pension plans		Other retirement benefit plans
	2020	2019	2020	2019
Accrued benefit obligations
Benefit obligations - opening	$1,658	$1,347	$35	$34
Service cost	79	63	1	1
Finance cost on obligation	52	52	1	—
Benefits paid	(52)	(46)	(2)	(2)
Actuarial loss due to change in financial assumptions	99	235	1	3
Actuarial loss due to demography/experience	3	14	—	—
Settlement	1	1	—	—
Curtailment gain	—	(4)	—	—
Other	(3)	(4)	—	(1)

Benefit obligations - ending	$1,837	$1,658	$36	$35

Plan assets
Fair value - opening	$1,385	$1,204	$—	$—
Finance income on plan assets	42	46	—	—
Actual return on plan assets, net of finance income	85	120	—	—
Employer contributions	48	66	2	2
Benefits paid	(52)	(46)	(2)	(2)
Other	(5)	(5)	—	—

Fair value - ending	$1,503	$1,385	$—	$—

Funded status[1]
Post-retirement assets (note 8)	$6	$6	$—	$—
Post-retirement liabilities (note 10)	(340)	(279)	(36)	(35)

	$(334)	$(273)	$(36)	$(35)

1.

Plans in a surplus position are classified as assets and plans in a deficit position are shown as liabilities on the consolidated balance sheets. Other retirement benefit plans continue to be unfunded.

	Defined benefit pension plans		Other retirement benefit plans
	2020	2019	2020	2019
Expense
Service cost	$79	$63	$1	$1
Administration fees	3	2	—	—
Settlement	1	1	—	—
Curtailment gain	—	(4)	—	—
Net finance expense	10	6	1	—

	$93	$68	$2	$1

Assumptions and sensitivities

The weighted average duration of the defined benefit pension obligations is 19 years. The projected future benefit payments for the defined benefit pension plans at December 31, 2020 are as follows:

	2021	2022	2023 to 2025	Thereafter	Total
Defined benefit pension plans	$53	$55	$156	$2,797	$3,061

The estimation of post-retirement benefit obligations involves a high degree of judgment for matters such as discount rate, employee service periods, compensation escalation rates, expected retirement ages of employees, mortality rates, expected health-care costs and other variable factors. These estimates are determined by independent actuaries. The significant actuarial assumptions used to determine our balance sheet date post-retirement assets and liabilities and our post-retirement benefit plan expenses are as follows:

	Defined benefit pension plans		Other retirement benefit plans
	2020	2019	2020	2019
Benefit obligations:
Discount rate[1]	2.69%	3.00%	2.70%	3.00%
Future compensation rate increase[1]	3.65%	3.50%	n/a	n/a
Benefit expense:
Discount rate - beginning of year	3.00%	3.75%	3.00%	3.50%
Future compensation rate increase	3.50%	3.50%	n/a	n/a

1.	The December 31, 2020 discount rate and future compensation rate increase represent a weighted average rate for the defined benefit pension plans.

Health-care benefit costs, shown under other retirement benefit plans, are funded on a pay-as-you-go basis. The actuarial assumptions for extended health-care costs are estimated to increase 6.50% in year one, grading down by 0.25% per year for years two to eight, to 4.5% per year thereafter.

The impact of a change in these assumptions on our post-retirement obligations as at December 31, 2020 is as follows:

	Increase	Decrease
Discount rate - 0.50% change	$(162)	$193
Compensation rate - 0.50% change	$33	$(33)
Health-care cost trend rate - 1.00% change	$2	$(2)

The sensitivities have been calculated on the basis that all other variables remain constant. When calculating the sensitivity of the defined benefit obligation, the same methodology is applied as was used to generate the financial statement asset/liability.

Assets

The assets of the pension plans are invested predominantly in a diversified range of equities, pooled funds and bonds. The weighted average asset allocations of the defined benefit plans at December 31, by asset category, are as follows:

	Target range	2020	2019
Canadian equities	9% - 25%	22%	13%
Foreign equities	12% - 52%	38%	27%
Fixed income investments	30% - 50%	33%	40%
Other investments	5% - 32%	7%	20%
		100%	100%

Risk management practices

We are exposed to various risks related to our defined benefit pension and other post-retirement benefit plans:

•

Uncertainty in benefit payments: The value of the liability for post-retirement benefits will ultimately depend on the amount of benefits paid and this in turn will depend on the level of future compensation increase and how long individuals live.

•	Volatility in asset value: We are exposed to changes in the market value of pension plan investments which are required to fund future benefit payments.

•

Uncertainty in cash funding: Movement in the value of the assets and obligations may result in increased levels of cash funding, although changes in the level of cash funding required can be spread over several years. We are also exposed to changes in pension regulation and legislation.

Our Retirement Committees manage these risks in accordance with a Statement of Investment Policies and Procedures for each pension plan or group of plans administered under master trust agreements. The following are some specific risk management practices employed:

•	Retaining and monitoring professional advisors including an outsourced chief investment officer (“OCIO”).

•	Monitoring our OCIO’s adherence to asset allocation guidelines and permitted categories of investments.

•	Monitoring investment decisions and performance of the OCIO and asset performance against benchmarks.

13.    Share capital

Authorized

400,000,000 Common shares, without par value

20,000,000 Class B Common shares, without par value

10,000,000 Preferred shares, issuable in series, without par value

Issued

	2020		2019
	Number	Amount	Number	Amount
Common	66,397,144	$484	66,381,289	$483
Class B Common	2,281,478	—	2,281,478	—

Total Common	68,678,622	$484	68,662,767	$483

Our Normal Course Issuer Bid (“NCIB”) under which we were authorized to purchase up to 3,318,823 of our Common shares expired on September 19, 2020. We did not repurchase any Common shares under this NCIB.

As disclosed in our subsequent event note 26,54,484,188 of Common shares were issued in connection with the Acquisition.

Rights and restrictions of Common shares

Our Class B Common shares are equal in all respects to our Common shares, including the right to dividends and the right to vote, and are exchangeable on a one-for-one basis for Common shares. Our Common shares are listed for trading on the Toronto Stock Exchange, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.

As disclosed in our subsequent event note 26, on February 1, 2021, West Fraser listed its Common shares on the NYSE and began trading under the symbol WFG. At the same time, the symbol on the TSX was also changed to WFG.

14.    Equity-based compensation

We have share option, phantom share unit (“PSU”) and directors’ deferred share unit (“DSU”) plans. We have partially hedged our exposure under these plans with an equity derivative contract. The equity-based compensation expense included in the consolidated statement of earnings is $11 million (2019 - $6 million).

Accounting policies

We estimate the fair value of outstanding share options using the Black-Scholes valuation model and the fair value of our PSU plan and directors’ DSU plan using an intrinsic valuation model at each balance sheet date. We record the resulting expense or recovery, over the related vesting period, through a charge to earnings.

From time to time, we enter into equity derivative contracts to provide a partial offset to our exposure to fluctuations in equity-based compensation from our stock option, PSU and DSU plans. These derivatives are fair valued at each balance sheet date using an intrinsic valuation model and the resulting expense or recovery is offset against the related equity-based compensation. If a share option holder elects to acquire Common shares, both the exercise price and the accrued liability are credited to shareholders’ equity.

Supporting information

Share option plan

Under our share option plan, officers and employees may be granted options to purchase up to 7,295,940 Common shares, of which 182,506 remain available for issuance. The exercise price of a share option is the closing price of a Common share on the trading day immediately preceding the grant date. Our share option plan gives share option holders the right to elect to receive a cash payment in lieu of exercising an option to purchase Common shares. Options vest at the earlier of the date of retirement or death and 20% per year from the grant date and expire after 10 years. We have recorded an expense of $27 million (2019 - recovery of $8 million) related to the share option plan.

A summary of the activity in the share option plan is presented below:

	2020		2019
	Number	Weighted average price (dollars)	Number	Weighted average price (dollars)
Outstanding - beginning of year	1,211,137	$51.78	1,204,448	$44.94
Granted	160,410	$64.53	148,805	$72.11
Exercised	(49,689)	$43.45	(138,964)	$13.96
Expired / Cancelled	(4,864)	$55.74	(3,152)	$62.58

Outstanding - end of year	1,316,994	$53.64	1,211,137	$51.78

Exercisable - end of year	991,119	$49.58	937,397	$47.78

The following table summarizes information about the share options outstanding and exercisable at December 31, 2020:

Exercise price range (dollars)	Number of outstanding options (number)	Weighted average remaining contractual life (years)	Weighted average exercise price (dollars)	Number of exercisable options (number)	Weighted average exercise price (dollars)
$23.68 - $25.75	221,826	0.7	$24.61	221,826	$24.61
$40.82 - $55.62	564,671	4.4	$46.84	506,150	$46.58
$64.50 - $85.40	530,497	7.4	$72.99	263,143	$76.39

	1,316,994	5.0	$53.64	991,119	$49.58

The weighted average share price at the date of exercise for share options exercised during the year was $69.73 per share (2019 - $64.40 per share).

The accrued liability related to the share option plan based on a Black-Scholes valuation model is $47 million at December 31, 2020 (December 31, 2019 - $21 million). The weighted average fair value of the options used in the calculation was $35.74 per option at December 31, 2020 (December 31, 2019 - $17.71 per option).

The inputs to the option model are as follows:

	2020	2019
Share price on balance sheet date	$81.72	$57.26
Weighted average exercise price	$53.64	$51.78
Expected dividend	$0.80	$0.80
Expected volatility	44.52%	36.09%
Weighted average interest rate	0.26%	1.69%
Weighted average expected remaining life in years	2.81	3.03

The expected dividend on our shares was based on the annualized dividend rate at each period end. Expected volatility was based on five years of historical data. The interest rate for the life of the options was based on the implied yield available on government bonds with an equivalent remaining term at each period-end. Historical data was used to estimate the expected life of the options and forfeiture rates.

The intrinsic value of options issued under the share option plan at December 31, 2020 was $37 million (December 31, 2019 - $14 million). The intrinsic value is determined based on the difference between the period end share price and the exercise price, multiplied by the sum of the related vested options plus unvested options for those holders eligible to retire.

On January 19, 2021, our shareholders approved an amendment to our share option plan to increase the maximum number of Common shares that may be issued on the exercise of options by 1,000,000 Common shares.

Phantom share unit plan

Our PSU plan is intended to supplement, in whole or in part, or replace the granting of share options as long-term incentives for officers and employees. The plan provides for two types of units which vest on the third anniversary of the grant date. A restricted share unit pays out based on the Common share price over the 20 trading days immediately preceding its vesting date (the “vesting date value”). A performance share unit pays out at a value between 0% and 200% of its vesting date value contingent upon our performance relative to a peer group of companies over the three-year performance period. Officers and employees granted units under the plan are also entitled to additional units to reflect cash dividends paid on Common shares from the applicable grant date until payout.

We have recorded an expense of $6 million (2019 - $4 million) related to the PSU plan. The number of units outstanding as at December 31, 2020 was 111,262 (December 31, 2019 - 131,792), including performance share units totalling 81,825 (December 31, 2019 - 78,008).

Directors’ deferred share unit plan

We have a DSU plan which provides a structure for non-employee directors to accumulate an equity-like holding in West Fraser. The DSU plan allows directors to participate in the growth of West Fraser by providing a deferred payment based on the value of a Common share at the time of redemption. Each director receives deferred share units in payment of an annual equity retainer until a minimum equity holding is reached and may elect to receive units in payment of up to 100% of other fees earned. After a minimum equity holding is reached, directors may elect to receive the equity retainer in units or cash. The units are issued based on our Common share price at the time of issue. Additional units are issued to take into account the value of dividends paid on Common shares from the date of issue to the date of redemption. Units are redeemable only after a director retires, resigns or otherwise leaves the board. The redemption value is equal to the Common share price at the date of redemption. A holder of units may elect to redeem units in cash or receive Common shares having an equivalent value.

We have recorded an expense of $3 million (2019 - nil) related to the DSU plan. The number of units outstanding as at December 31, 2020 was 87,294 (December 31, 2019 - 70,822).

Equity-based compensation hedge

A recovery of $25 million (2019 - expense of $10 million) is included in equity-based compensation related to our equity derivative contract. Under this contract, we hedged 1,000,000 Common share equivalent units.

15.    Finance expense, net

	2020	2019
Interest expense	$(43)	$(44)
Interest income on short-term investments	1	—
Interest income on long-term duty deposits receivable (note 25)	16	4
Finance expense on employee future benefits	(11)	(8)
Accretion on long-term liabilities	—	(1)

	$(37)	$(49)

16.    Other

	2020	2019
Foreign exchange loss on working capital	$(8)	$(7)
Foreign exchange loss on intercompany financing[1]	(13)	(36)
Foreign exchange gain on long-term debt	12	33
Foreign exchange loss on export duty deposits receivable (note 25)	(5)	(4)
Insurance gain on disposal of equipment[2]	7	4
Loss on interest rate swap contracts (note 11)	(5)	(3)
Power purchase dispute[3]	(7)	—
Other	—	2

	$(19)	$(11)

1.

Foreign exchange relates to financing provided to our U.S. Operations of US$550 million from January to beginning of November and US$539 million thereafter (2019 - US$550 million). IAS 21 requires that the exchange gain or loss be recognized through earnings as the financing is not considered part of our permanent investment in our U.S. subsidiaries. The balance sheet amounts, and related financing expense are eliminated in these consolidated financial statements.

2.

The 2020 gain represents insurance proceeds related to the settlement of WestPine’s 2016 involuntary disposal of equipment. The 2019 gain represents insurance gain related to the 2017 involuntary disposal of equipment at our 50%-owned NBSK plant in Quesnel, B.C.

3.

In 2020, as a result of certain administrative proceedings, we determined that a liability related to certain retroactive adjustments to charges under a purchase power agreement, terminated in 2016, should be recorded as a contingent liability. Although we dispute responsibility for such retroactive adjustments and the associated liability, we have accrued $7 million for such contingent liability. However, recognizing the expense does not prejudice our position that the liability is not our responsibility.

17.    Tax provision

Accounting policies

Tax expense for the period is comprised of current and deferred tax. Tax is recognized in the consolidated statement of earnings, except to the extent that it relates to items recognized in other comprehensive earnings in which case it is recognized in other comprehensive earnings.

Deferred taxes are provided for using the liability method. Under this method, deferred taxes are recognized for temporary differences between the tax and financial statement basis of assets, liabilities and certain carry-forward items.

Deferred tax assets are recognized only to the extent that it is probable that they will be realized. Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

Supporting information

The major components of income tax included in comprehensive earnings are as follows:

	2020	2019[1]
Earnings:
Current tax	$(177)	$57
Deferred tax	(89)	12

Tax recovery (provision) on earnings	$(266)	$69

Other comprehensive earnings:

Deferred tax recovery on post-retirement actuarial loss	$4	$33

Tax recovery (provision) on comprehensive earnings	$(262)	$102

1.	Includes the impact of the 2019 statutory rate changes for Alberta.

The tax provision differs from the amount that would have resulted from applying the B.C. statutory income tax rate to earnings before tax is as follows:

	2020	2019

Income tax recovery (expense) at statutory rate of 27%	$(281)	$59
Non-taxable amounts	(7)	2
Rate differentials between jurisdictions and on specified activities	28	(3)
Decrease in Alberta provincial tax rate[1]	—	18
Other	(6)	(7)

Tax recovery (provision)	$(266)	$69

1.

Represents the re-measurement of deferred income tax assets and liabilities for the Alberta tax rate reduction from 12% to 8% initially to be phased in over four years. On December 9, 2020, the Alberta government substantially enacted an expedited rate reduction to 8% effective July 1, 2020, but this had no impact on our 2020 tax provision as it was previously recognized.

Deferred income tax liabilities (assets) are made up of the following components:

	2020	2019
Property, plant, equipment and intangibles	$441	$402
Reforestation and decommissioning obligations	(35)	(34)
Employee benefits	(111)	(87)
Export duty deposits	58	20
Tax loss carry-forwards[1]	(18)	(53)
Other	(11)	(5)

	$324	$243

Represented by:
Deferred income tax assets	$(12)	$(10)
Deferred income tax liabilities	336	253

	$324	$243

1.	Includes $31 million for federally restricted net operating losses and $232 million for state net operating losses. A portion of these losses expire over the periods 2022 to 2033.

18.    Employee compensation

Our employee compensation expense includes salaries and wages, employee future benefits, termination costs and bonuses. Total compensation expense is $936 million (2019 - $911 million).

Key management includes directors and officers, and their compensation expense and balance sheet date payables are as follows:

	2020	2019
Expense
Salary and short-term employee benefits	$9	$6
Post-retirement benefits	2	2
Equity-based compensation[1]	23	(2)

	$34	$6

Payables and accrued liabilities
Compensation	$4	$—
Equity-based compensation[1]	41	21

	$45	$21

1.	Amounts do not necessarily represent the actual value which will ultimately be paid.

19.	Earnings per share

Basic earnings per share is calculated based on earnings available to Common shareholders, as set out below, using the weighted average number of Common shares and Class B Common shares outstanding.

Diluted earnings per share is calculated based on earnings available to Common shareholders adjusted to remove the actual share option expense (recovery) charged to earnings and after deducting a notional charge for share option expense assuming the use of the equity-settled method, as set out below. The diluted weighted average number of shares is calculated using the treasury stock method. When earnings available to Common shareholders for diluted earnings per share are greater than earnings available to Common shareholders for basic earnings per share, the calculation is anti-dilutive and diluted earnings per share are deemed to be the same as basic earnings per share.

	2020	2019
Earnings
Basic	$776	$(150)
Share option recovery	27	(8)
Equity settled share option adjustment	(3)	(4)

Diluted	$800	$(162)

Weighted average number of shares (thousands)
Basic	68,672	68,882
Share options	191	290

Diluted	68,863	69,172

Earnings per share (dollars)
Basic	$11.30	$(2.18)
Diluted	$11.30	$(2.34)

20.	Contractual Obligations

Accounting policies

Contractual obligations mean an agreement related to debt, leases and enforceable agreements to purchase goods or services on specified terms, but does not include payroll obligations, reforestation and decommissioning obligations, energy purchases under various agreements, non-defined benefit post-retirement contributions payable, equity-based compensation including equity hedges, accounts payable in the ordinary course of business or contingent amounts payable.

Supporting information

At December 31, 2020, we had the following contractual obligations:

	2021	2022	2023	2024	Total
Long-term debt[1]	$10	$—	$3	$637	$650
Interest on long-term debt	20	20	19	15	74
Lease obligation	3	3	2	—	8
Contributions to defined benefit pension plans[2]	44	60	68	—	172
Asset purchase commitments	53	—	—	—	53

Total	$130	$83	$92	$652	$957

1.	Includes U.S. dollar-denominated debt of US$508 million.
2.	Contributions to the defined benefit pension plans are based on the most recent actuarial valuation. Future contributions will be determined at the next actuarial valuation date.

21.	Government assistance

Accounting policies

Government assistance received that relates to the construction of manufacturing assets is applied to reduce the cost of those assets. Government assistance received that relates to operational expenses is applied to reduce the amount charged to earnings for the operating item. Government assistance is recognized when there is reasonable assurance that the amount will be collected and that all the conditions will be complied with.

Supporting information

Government assistance of $4 million (2019 - $1 million) was recorded as a reduction to property, plant and equipment.

Government assistance of $7 million (2019 - $5 million) was recorded as a reduction to cost of products sold. The government assistance related primarily to research and development and apprenticeship tax credits.

22.	Financial instruments

Accounting policies

All financial assets and liabilities, except for derivatives, are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method. Derivatives are measured at fair value through profit or loss (“FVTPL”).

Supporting information

The following tables provide the carrying and fair values of our financial instruments by category, as well as the associated fair value hierarchy levels as defined in note 2 under “Fair value measurements”:

2020	Level	Amortized cost	FVTPL	Other financial liabilities	Carrying value	Fair value
Financial assets
Cash and short-term investments	2	$587	$—	$—	$587	$587
Receivables	3	353	—	—	353	353
Export duty deposits (note 25)	3	227	—	—	227	227

		$1,167	$—	$—	$1,167	$1,167

Financial liabilities
Payables and accrued liabilities[1]	2	$—	$3	$492	$495	$495
Long-term debt (note 11)[2]	2	—	—	650	650	667
Interest rate swaps (note 10 & 11)[3]	2	—	8	—	8	8

		$—	$11	$1,142	$1,153	$1,170

1.	Payables and accrued liabilities include our equity derivative payable of $3 million.
2.

Includes current portion of the long-term debt. The fair value of the long-term debt is based on rates available to us at December 31, 2020 for long-term debt with similar terms and remaining maturities.

3.	The interest rate swap contracts are included in other liabilities in our consolidated balance sheets.

2019	Level	Amortized cost	FVTPL	Other financial liabilities	Carrying value	Fair value
Financial assets
Cash and short-term investments	2	$16	$—	$—	$16	$16
Receivables[1]	3	255	3	—	258	258
Export duty deposits (note 25)	3	80	—	—	80	80

		$351	$3	$—	$354	$354

Financial liabilities
Cheques issued in excess of funds on deposit	2	$—	$—	$16	$16	$16
Operating loans (note 11)	2	—	—	377	377	377
Payables and accrued liabilities	2	—	—	396	396	396
Long-term debt (note 11)[2]	2	—	—	663	663	677
Interest rate swaps (note 10 & 11)[3]	2	—	3	—	3	3

		$—	$3	$1,452	$1,455	$1,469

1.	Receivables include our equity derivative receivable of $3 million.
2.

Includes current portion of the long-term debt. The fair value of the long-term debt is based on rates available to us at December 31, 2019 for long-term debt with similar terms and remaining maturities.

3.	The interest rate swap contracts are included in other liabilities in our consolidated balance sheets.

Financial risk management

Our activities result in exposure to a variety of financial risks including risks related to derivative contracts, currency fluctuation, credit, liquidity and interest rates.

The sensitivities provided give the effect of possible changes in the relevant prices and rates on earnings. The sensitivities are hypothetical and should not be considered to be predictive of future performance or earnings. Changes in fair values or cash flows based on market variable fluctuations cannot be extrapolated since the relationship between the change in the market variable and the change in fair value or cash flows may not be linear.

Derivative contracts

From time to time, we use derivatives to manage our exposure to U.S. dollar exchange fluctuations, commodity prices, equity-based compensation and floating interest rates. Commodity contracts that have been used by West Fraser include lumber futures and energy related agreements.

Our equity derivative contract provides an offset for 1,000,000 Common share equivalents against our exposure to fluctuations in equity-based compensation from our stock option, PSU and DSU plans. This derivative is fair valued at each balance sheet date using an intrinsic valuation model and the resulting expense or recovery is offset against the related equity-based compensation.

We have interest rate swap contracts with a US$200 million notional amount to limit our exposure to fluctuations in interest rates and fix interest rates on a portion of our long-term debt. The interest rate swap contracts are measured at FVTPL based on an estimated discounted cash flow.

No energy related derivatives were outstanding at December 31, 2020 or 2019.

No lumber futures or foreign exchange contracts were outstanding at December 31, 2020 or 2019.

Currency fluctuation

Our Canadian operations sell most of their products at prices denominated in U.S. dollars or based on prevailing U.S. dollar prices. A significant portion of their operational costs and expenses are incurred in Canadian dollars. Therefore, an increase in the value of the Canadian dollar relative to the U.S. dollar reduces the revenue in Canadian dollar terms realized by our Canadian operations from sales made in U.S. dollars, which reduces operating margin and the cash flow available to fund operations.

Our U.S. operations transact and report in U.S. dollars, but their results are translated into Canadian dollars for financial statement purposes with the resulting translation gains or losses being reported in other comprehensive earnings.

Impact of U.S. dollar currency fluctuation

The U.S. dollar foreign currency balance sheet exposure at December 31, 2020 is as follows:

Canadian operations	2020
Net working capital	US$	237
Export duty deposits		178
Intercompany financing[1]		539
Long-term debt		(500)
Interest rate swap contracts		(6)

	US$	448

U.S. operations	2020
Net investment	US$	1,365

1.

IAS 21 requires that the exchange gain or loss be recognized through earnings as the financing is not considered part of our permanent investment in our U.S. subsidiaries. The balance sheet amounts, and related financing expense are eliminated in these consolidated financial statements.

Based on these balances, with other variables unchanged, a $0.01 increase (decrease) in the exchange rate for one U.S. dollar into Canadian currency would result in a $5 million decrease (increase) in earnings and an $22 million increase (decrease) in the translation loss on foreign operations included in other comprehensive earnings.

Credit

Credit risk arises from the non-performance by counterparties of contractual financial obligations. Investments in cash and short-term investments are primarily made using major banks and only made with counterparties meeting certain credit-worthiness criteria. Credit risk for trade and other receivables is managed through established credit monitoring activities such as:

•	Customer credit limits are established and monitored.

•	Ongoing evaluations of key customer financial conditions are performed.

•

In certain market areas, we have undertaken additional measures to reduce credit risk including credit insurance, letters of credit and prepayments. At December 31, 2020, approximately 24% of trade accounts receivable was covered by at least some of these additional measures.

Given our credit monitoring activities, the low percentage of overdue accounts and our low customer defaults with no bad debts in 2020 or 2019, we have recorded minimal expected credit losses. We consider the credit quality of the trade accounts receivable at December 31, 2020 to be high. The aging analysis of trade accounts receivable is presented below:

	2020	2019
Trade accounts receivable - gross
Current	$280	$195
Past due 1 to 30 days	28	11
Past due 31 to 60 days	2	—
Past due over 60 days	1	—

Trade accounts receivable - net	$311	$206
Insurance receivable	1	11
Government assistance	6	7
Other	35	34

Receivables	$353	$258

Liquidity

We manage liquidity by maintaining adequate cash and short-term investment balances and by having appropriate lines of credit available. In addition, we regularly monitor and review both actual and forecasted cash flows. Refinancing risks are managed by extending maturities through regular renewals and refinancing when market conditions are supportive.

The following table summarizes the aggregate amount of contractual future cash outflows for long-term debt:

	2021	2022	2023	2024	Total
Long-term debt (note 11)	$10	$—	$3	$637	$650
Interest on long-debt[1]	20	20	19	15	74

	$30	$20	$22	$652	$724

1.	Assumes debt level, foreign exchange rate and interest rates remain at December 31, 2020 levels and rates.

Interest rates

Interest rate risk relates mainly to floating interest rate debt. By maintaining a mix of fixed and floating rate debt along with interest rate swap contracts, we mitigate the exposure to interest rate changes.

At December 31, 2020, the impact of a 100-basis point change in interest rate affecting our floating rate debt would not result in a change in annual interest expense.

23.	Capital disclosures

Our business is cyclical and is subject to significant changes in cash flow over the business cycle. In addition, financial performance can be materially influenced by changes in product prices and the relative values of the Canadian and U.S. dollars. Our objective in managing capital is to ensure adequate liquidity and financial flexibility at all times, particularly at the bottom of the business cycle.

Our main policy relating to capital management is to maintain a strong balance sheet and otherwise meet financial tests that are commonly applied by rating agencies for investment grade issuers of public debt. Our debt is currently rated as investment grade by three major rating agencies.

We monitor and assess our financial performance in order to ensure that net debt levels are prudent taking into account the anticipated direction of the business cycle. When financing acquisitions, we combine debt and equity financing in a proportion that is intended to maintain an investment grade rating for debt throughout the cycle. Debt repayments are arranged, where possible, on a staggered basis that takes into account the uneven nature of anticipated cash flows. We have established committed revolving lines of credit that provide liquidity and flexibility when capital markets are restricted.

Two key measurements used to monitor our capital position is total debt to total capital and net debt to total capital, calculated as follows at December 31:

	2020	2019
Debt
Operating loans	$—	$377
Current and long-term lease obligation	8	11
Current and long-term debt	650	663
Interest rate swaps[1]	8	3
Open letters of credit[1]	64	61

Total debt	730	1,115
Cash and short-term investments	(587)	(16)
Open letters of credit[1]	(64)	(61)
Interest rate swaps[1]	(8)	(3)
Cheques issued in excess of funds on deposit	—	16

Net debt	$71	$1,051
Shareholders’ equity	$3,155	$2,474

Total debt to total capital[2]	19%	31%
Net debt to total capital[2]	2%	30%

1.	Letters of credit facilities and the fair value of interest rate swaps are part of our bank covenants’ total debt calculation.
2.	Total capital is total debt or net debt plus shareholders’ equity.

24.	Segment and geographical information

The segmentation of manufacturing operations into lumber, panels and pulp and paper is based on a number of factors, including similarities in products, production processes and economic characteristics. Transactions between segments are at market prices and on standard business terms. The segments follow the accounting policies described in these consolidated financial statement notes, where applicable.

2020	Lumber	Panels	Pulp & Paper	Corporate & Other	Total
Sales
To external customers	$4,359	$624	$867	$—	$5,850
To other segments	132	10	—	(142)	—

	$4,491	$634	$867	$(142)	$5,850
Cost of products sold	(2,513)	(408)	(655)	142	(3,434)
Freight and other distribution costs	(485)	(55)	(169)	—	(709)
Export duties, net	(79)	—	—	—	(79)
Amortization	(201)	(16)	(42)	(13)	(272)
Selling, general and administration	(171)	(30)	(43)	(3)	(247)
Equity-based compensation	—	—	—	(11)	(11)

Operating earnings	$1,042	$125	$(42)	$(27)	$1,098
Finance expense, net	(24)	(4)	(8)	(1)	(37)
Other	(5)	7	(11)	(10)	(19)

Earnings before tax	$1,013	$128	$(61)	$(38)	$1,042

Total assets	$3,995	$318	$550	$457	$5,320

Total liabilities	$662	$58	$165	$1,280	$2,165

Capital expenditures	$200	$14	$25	$2	$241

2019	Lumber	Panels	Pulp & Paper	Corporate & Other	Total
Sales
To external customers	$3,317	$594	$966	$—	$4,877
To other segments	125	11	—	(136)	—

	$3,442	$605	$966	$(136)	$4,877
Cost of products sold	(2,588)	(466)	(734)	136	(3,652)
Freight and other distribution costs	(477)	(63)	(173)	—	(713)
Export duties, net	(162)	—	—	—	(162)
Amortization	(196)	(16)	(43)	(4)	(259)
Selling, general and administration	(146)	(25)	(39)	(1)	(211)
Equity-based compensation	—	—	—	(6)	(6)
Restructuring and impairment charges	(33)	—	—	—	(33)

Operating earnings	$(160)	$35	$(23)	$(11)	$(159)
Finance expense, net	(35)	(4)	(10)	—	(49)
Other	(7)	—	4	(8)	(11)

Earnings before tax	$(202)	$31	$(29)	$(19)	$(219)

Total assets	$3,589	$316	$559	$204	$4,668

Total liabilities	$681	$56	$159	$1,298	$2,194

Capital expenditures	$339	$23	$39	$9	$410

Adjusted EBITDA by segment

Adjusted EBITDA is used to evaluate the operating and financial performance of our operating segments, generate future operating plans, and make strategic decisions. Adjusted EBITDA is defined as earnings determined in accordance with IFRS adding back the following line items from the statements of earnings and comprehensive earnings: finance expense, tax provision or recovery, amortization, export duties, equity-based compensation, restructuring and impairment charges, and other.

The following table reconciles Adjusted EBITDA by segment to the most directly comparable IFRS measures.

2020	Lumber	Panels	Pulp & Paper	Corporate & Other	Total
Earnings before tax	$1,013	$128	$(61)	$(38)	$1,042
Add: Finance expense, net	24	4	8	1	37
Add: Amortization	201	16	42	13	272
Add: Equity-based compensation	—	—	—	11	11
Deduct: Export duties, net	79	—	—	—	79
Add (deduct): Other	5	(7)	11	10	19

Adjusted EBITDA by segment	$1,322	$141	$—	$(3)	$1,460

2019	Lumber	Panels	Pulp & Paper	Corporate & Other	Total
Earnings before tax	$(202)	$31	$(29)	$(19)	$(219)
Add: Finance expense, net	35	4	10	—	49
Add: Amortization	196	16	43	4	259
Add: Equity-based compensation	—	—	—	6	6
Add: Export duties, net	162	—	—	—	162
Add: Restructuring and impairment charges	33	—	—	—	33
Add (deduct): Other	7	—	(4)	8	11

Adjusted EBITDA by segment	$231	$51	$20	$(1)	$301

The geographic distribution of non-current assets and external sales is as follows:

	Non-current assets		Sales by geographic area[1]
	2020	2019	2020	2019
Canada	$2,107	$2,049	$1,140	$979
United States	1,512	1,472	3,824	2,890
China	—	—	627	650
Other Asia	—	—	233	321
Other	—	—	26	37

	$3,619	$3,521	$5,850	$4,877

1.	Sales distribution is based on the location of product delivery.

25.	Countervailing (“CVD”) and antidumping (“ADD”) duty dispute

Accounting policy

The CVD and ADD rates apply retroactively for each Period of Investigation (“POI”). We record CVD as export duty expense at the cash deposit rate until an Administrative Review (“AR”) finalizes a new applicable rate for each POI. We record ADD as export duty expense by estimating the rate to be applied for each POI by using our actual results and the same calculation methodology as the U.S. Department of Commerce (“USDOC”) and adjust when an AR finalizes a new applicable rate for each POI. The difference between the cash deposits and export duty expense is recorded on our balance sheet as export duty deposits receivable.

The difference between the cash deposit amount and the amount that would have been due based on the final AR rate will incur interest based on the U.S. federally published interest rate. We record interest income on our duty deposits receivable based on this rate and will record an interest expense if the balance becomes a liability.

Background information

On November 25, 2016, a coalition of U.S. lumber producers petitioned the USDOC and the U.S. International Trade Commission (“USITC”) to investigate alleged subsidies to Canadian softwood lumber producers and levy countervailing (“CVD”) and antidumping (“ADD”) duties against Canadian softwood lumber imports. The USDOC chose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates.

Developments in CVD and ADD rates

On April 24, 2017, the USDOC issued its preliminary determination in the CVD investigation, and on June 26, 2017, the USDOC issued its preliminary determination in the ADD investigation. On December 4, 2017, the duty rates were revised. On November 24, 2020, the USDOC finalized these rates based on its first AR for the first POI as listed below.

Effective November 30, 2020 for ADD and December 1, 2020 for CVD, shipments from Canada to the U.S. were subject to the new cash deposit rate of 7.57% for CVD and 1.40% for ADD.

Supporting information

The respective Cash Deposit Rates, the AR1 Final Rate, and the West Fraser Estimated ADD Rate for each period are as follows:

Effective dates for CVD	Cash Deposit Rate	AR1 Final Rate[3] (24-Nov-20)
AR1 POI
April 28, 2017 - August 24, 2017[1]	24.12%	6.76%
August 25, 2017 - December 27, 2017[1]	—	—
December 28, 2017 - December 31, 2017[2]	17.99%	6.76%
January 1, 2018 - December 31, 2018	17.99%	7.57%
AR2 POI
January 1, 2019 - December 31, 2019	17.99%	n/a	[5]
AR3 POI
January 1, 2020 - November 30, 2020	17.99%	n/a	[6]
December 1, 2020 - December 31, 2020[4]	7.57%	n/a	[6]

1.

On April 24, 2017, the USDOC issued its preliminary rate in the CVD investigation. The requirement that we make cash deposits for CVD was suspended on August 24, 2017, until the USDOC published the Revised Rate.

2.	On December 4, 2017, the USDOC revised our CVD Rate effective December 28, 2017.
3.	On February 3, 2020, the USDOC issued a preliminary CVD rate and, on November 24, 2020, a final CVD rate for the AR1 POI. This table only reflects the final rate.
4.	Effective December 1, 2020, shipments from Canada to the U.S. were subject to the new cash deposit rate of 7.57% for CVD.
5.	The CVD rate for the AR2 POI will be adjusted when AR2 is complete, and the USDOC finalizes the rate, which is not expected until 2021.
6.	The CVD rate for the AR3 POI will be adjusted when AR3 is complete, and the USDOC finalizes the rate, which is not expected until 2022.

Effective dates for ADD	Cash Deposit Rate	AR1 Final rate[3] (24-Nov-20)		West Fraser Estimated Rate
AR1 POI
June 30, 2017 - December 3, 2017[1]	6.76%	1.40%		1.46%
December 4, 2017 - December 31, 2017[2]	5.57%	1.40%		1.46%
January 1, 2018 - December 31, 2018	5.57%	1.40%		1.46%
AR2 POI
January 1, 2019 - December 31, 2019	5.57%	n/a	[5]	4.65%
AR3 POI
January 1, 2020 - November 29, 2020	5.57%	n/a	[6]	3.40%
November 30, 2020 - December 31, 2020[4]	1.40%	n/a	[6]	3.40%

1.	On June 26, 2017, the USDOC issued its preliminary rate in the ADD investigation effective June 30, 2017.
2.	On December 4, 2017, the USDOC revised our ADD Cash Deposit Rate effective December 4, 2017.
3.	On February 3, 2020, the USDOC issued a preliminary ADD Rate and, on November 24, 2020, a final CVD rate for the AR1 POI. This table only reflects the final rate.
4.	Effective November 30, 2020, shipments from Canada to the U.S. were subject to the new cash deposit rate of 1.40% for ADD.
5.	The ADD rate for the AR2 POI will be adjusted when AR2 is complete, and the USDOC finalizes the rate, which is not expected until 2021.
6.	The ADD rate for the AR3 POI will be adjusted when AR3 is complete, and the USDOC finalizes the rate, which is not expected until 2022.

Impact on results

The following table reconciles our cash deposits paid during the period to the amount recorded in our earnings statement:

	2020	2019
Cash deposits paid[1]	$(215)	$(167)
Adjust to West Fraser Estimated ADD rate[2]	12	5

Effective export duties expense for period[3]	$(203)	$(162)
Export duties recovery attributable to AR1[4]	124	—

Export duties, net	$(79)	$(162)

Interest income on export duties deposits attributable to West Fraser Estimated Rates	$2	$4
Interest income on export duties deposits attributable to finalization of AR1[5]	14	—

Interest income on export duties deposits	$16	$4

1.	Represents combined CVD and ADD cash deposit rate of 23.56%.
2.	Represents adjustment to West Fraser Estimated ADD rate of 3.40% for 2020 and 4.65% for 2019.
3.	Represents combined CVD and ADD rate of 21.39% from January 1, 2020 to November 30, 2020, 10.97% from December 1, 2020 to December 31, 2020, and 22.64% for 2019.
4.	$124 million represents the difference between the AR1 West Fraser Estimated rates and the final AR1 duty rates.
5.	$14 million represents interest income accrued on the $124 million duty deposit receivable recognized above.

As of December 31, 2020, export duties paid and payable on deposit with the USDOC are US$530 million.

AR2 and AR3

Each calendar year after December 31, 2018, represents an AR POI. AR2 covers the POI from January 1, 2019 through December 31, 2019. The USDOC commenced AR2 during the second quarter of 2020. AR3 covers the POI from January 1, 2020 through December 31, 2020, and the USDOC is expected to begin its review in 2021. The results of AR2 are not expected to be finalized until November 2021 and AR3 until 2022.

Impact on balance sheet

Export duty deposits receivable

Export duty deposits receivable	2020	2019
Beginning of year	$80	$75
Export duties recognized as long-term duty deposits receivable in consolidated balance sheets	136	5
Interest recognized on the long-term duty deposits receivable	16	4
Foreign exchange on the long-term duty deposits	(5)	(4)

End of year	$227	$80

Appeals

On May 22, 2020, the North American Free Trade Agreement (“NAFTA”) panel issued its final decision on “Injury”. The NAFTA panel rejected the Canadian parties’ arguments and upheld the U.S. International Trade Commission’s (“USITC”) remand determination in its entirety.

On August 28, 2020, the World Trade Organization’s (“WTO”) dispute-resolution panel ruled unanimously that U.S. countervailing duties against Canadian softwood lumber are inconsistent with the WTO obligations of the United States. The decision confirmed that Canada does not subsidize its softwood lumber industry. On September 28, 2020, the U.S. announced that it would appeal the WTO panel’s decision.

The softwood lumber case will continue to be subject to NAFTA or the new Canada-United States-Mexico Agreement (“CUSMA”) and WTO dispute resolution processes, and litigation in the U.S. In the past, long periods of litigation have led to negotiated settlements and duty deposit refunds. In the interim, duties remain subject to the USDOC AR process, which results in an annual adjustment of duty deposit rates.

Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded.

26.	Subsequent event

We completed the acquisition of 100% of the issued and outstanding shares of Norbord Inc. (“Norbord”) on February 1, 2021 (the “Acquisition”). The Norbord shareholders received 0.675 of a Common share for each Norbord Common share held. We issued 54,484,188 Common shares to the shareholders of Norbord in connection with this Acquisition, and Norbord is now a wholly-owned subsidiary of West Fraser. The value of the shares issued in consideration of the transaction is $4.5 billion, based on West Fraser’s January 29, 2020 closing price of $81.94 per share multiplied by 54,484,188 Common shares issued.

On the completion of the Acquisition, we issued replacement share purchase options (the “Replacement Options”) in exchange for share purchase options that were outstanding under Norbord’s stock option plans. In total, an additional 887,966 Common shares have become issuable on the exercise of these Replacement Options. These Replacement Options continue with their original vesting schedule and exercise price (as adjusted in accordance with the exchange ratio under the Acquisition).

Concurrent with the closing of the Acquisition, we amended our $850 million revolving credit facility to accommodate the new subsidiaries acquired. In addition, our $150 million revolving credit facility was replaced with a US$450 million revolving credit facility that matures on April 9, 2024.

At the closing of the Acquisition, Norbord terminated its revolving credit facilities and accounts receivable securitization facilities. As part of the Acquisition, we assumed Norbord’s US$315 million senior notes due April 2023, bearing interest at 6.25% and US$350 million senior notes due July 2027, bearing interest at 5.75% (the

“Norbord bonds”). Pursuant to the terms of the Norbord Bonds, we are required to make an offer to repurchase the Norbord Bonds at 101% of their principal amount, plus accrued and unpaid interest. Any Norbord Bonds not purchased under this offer will remain outstanding. Details of the offer will be provided in a notice of the offer to be mailed to the holders of the Norbord Bonds.

On February 1, 2021, our Common shares commenced trading on the NYSE and began trading under the symbol WFG. At the same time, our stock symbol on the TSX was changed to WFG. It was determined that as a result of the transaction, the functional currency of West Fraser’s Canadian operations has become the U.S. dollar and West Fraser has also determined that a change in reporting currency to the U.S. dollar is appropriate. Starting with first quarter 2021 results, West Fraser will report its results in U.S. dollars. We began consolidating the operating results, cash flows and net assets of Norbord from February 1, 2021 onwards. As the Acquisition closed on February 1, 2021, we will undertake to allocate the purchase price to the assets and liabilities acquired. We will disclose a preliminary purchase price allocation in our first quarter 2021 interim financial statements.